UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.3)*

Ucommune International Ltd

(Name of Issuer)

Class A Ordinary Shares, US$0.024 par value per share

(Title of Class of Securities)

G9449A134

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9449A134	SCHEDULE 13G/A	Page 2 of 11

1.	Names of Reporting Persons Daqing Mao
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 44,033 Class A Ordinary Shares (as defined below)
	6.	Shared Voting Power 5,980 Class A Ordinary Shares
	7.	Sole Dispositive Power 44,033 Class A Ordinary Shares
	8.	Shared Dispositive Power 5,980 Class A Ordinary Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,013 Class A Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.4%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. G9449A134	SCHEDULE 13G/A	Page 3 of 11

1.	Names of Reporting Persons Maodq Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 23,126 Class A Ordinary Shares
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 23,126 Class A Ordinary Shares
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,126 Class A Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.5%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. G9449A134	SCHEDULE 13G/A	Page 4 of 11

1.	Names of Reporting Persons Fair Vision Group Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 15,907 Class A Ordinary Shares
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 15,907 Class A Ordinary Shares
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,907 Class A Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.4%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. G9449A134	SCHEDULE 13G/A	Page 5 of 11

1.	Names of Reporting Persons Astro Angel Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,980 Class A Ordinary Shares
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,980 Class A Ordinary Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,980 Class A Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.9%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. G9449A134	SCHEDULE 13G/A	Page 6 of 11

1.	Names of Reporting Persons Angela Bai
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Canadian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,980 Class A Ordinary Shares
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,980 Class A Ordinary Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,980 Class A Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.9%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. G9449A134	SCHEDULE 13G/A	Page 7 of 11

Item 1(a).	Name of Issuer:

Ucommune International Ltd

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Floor B1, Tower D

No.2 Guang Hua Road

Chaoyang District, Beijing

People’s Republic of China, 100026

Item 2(a).	Name of Person Filing:

Daqing Mao

Maodq Limited

Fair Vision Group Limited

Astro Angel Limited

Angela Bai

(collectively, the “Reporting Persons”)

Item 2(b).	Address or Principal Business Office or, if None, Residence:

For the Reporting Persons:

Floor B1, Tower D

No.2 Guang Hua Road

Chaoyang District, Beijing

People’s Republic of China, 100026

Item 2(c).	Citizenship:

Daqing Mao – Singapore

Maodq Limited – British Virgin Islands

Fair Vision Group Limited – British Virgin Islands

Astro Angel Limited – British Virgin Islands

Angela Bai – Canadian

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, US$0.024 par value per share (each a “Class A Ordinary Share”).

Item 2(e).	CUSIP Number:

G9449A134

CUSIP No. G9449A134	SCHEDULE 13G/A	Page 8 of 11

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a) The information required by Items 4(a) is set forth in Row (9) of the cover page for each Reporting Person and is incorporated herein by reference.

(b) The information required by Items 4(b) is set forth in Row (11) of the cover page for each Reporting Person and is incorporated herein by reference.

Percent of class determined is based on 635,111 Class A Ordinary Shares of the Issuer (excluding 1,000,000 Class A Ordinary Shares held by the Issuer itself reserved for future issuance under its 2020 share incentive plan) outstanding as of December 31, 2023.

Dr. Daqing Mao may be deemed to have beneficial ownership of the (i) 5,626 Class A Ordinary Shares, and 17,500 Class A Ordinary Shares issuable upon conversion of Class B ordinary shares at par value of US$0.024 per share (each a “Class B Ordinary Share”), directly held by Maodq Limited, a limited liability company incorporated in the British Virgin Islands wholly owned by Dr. Daqing Mao, (ii) 15,907 Class A Ordinary Shares issuable upon conversion of Class B Ordinary Shares held by Fair Vision Group Limited, a British Virgin Islands company wholly owned by Planet MDQ Limited, which is in turn wholly owned by Dr. Daqing Mao, (iii) 5,000 Class A Ordinary Shares directly held by Dr. Daqing Mao, and (iv) 5,980 Class A Ordinary Shares issuable upon conversion of Class B ordinary shares held by Astro Angel Limited, a British Virgin Islands company wholly owned by Baixh Limited and ultimately controlled by Ms. Angela Bai, the spouse of Dr. Daqing Mao.

Ms. Angela Bai may be deemed to have beneficial ownership of the 5,980 Class A Ordinary Shares issuable upon conversion of Class B ordinary shares held by Astro Angel Limited, a British Virgin Islands company wholly owned by Baixh Limited and ultimately controlled by Ms. Angela Bai.

Holders of Class A Ordinary Shares and Class B Ordinary Shares are entitled to the same rights, except for voting and conversion rights. Each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to 55 votes. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

(c) The information required by Items 4(c) is set forth in Rows (5)-(8) of the cover page for each Reporting Person and is incorporated herein by reference.

CUSIP No. G9449A134	SCHEDULE 13G/A	Page 9 of 11

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. G9449A134	SCHEDULE 13G/A	Page 10 of 11

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2024

DAQING MAO

/s/ Daqing Mao

MAODQ LIMITED

By:	/s/ Daqing Mao
Name:	Daqing Mao
Title:	Director

FAIR VISION GROUP LIMITED

By:	/s/ Daqing Mao
Name:	Daqing Mao
Title:	Director

ASTRO ANGEL LIMITED

By:	/s/ Angela Bai
Name:	Angela Bai
Title:	Director

ANGELA BAI

/s/ Angela Bai

[Signature Page to Schedule 13G/A]

CUSIP No. G9449A134	SCHEDULE 13G/A	Page 11 of 11

LIST OF EXHIBITS

Exhibit No.	Description
1	Joint Filing Agreement